[redacted]

BB 3/6

08026886

SECURITIES W N

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

OMB APPROVAL
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SEC FILE NUMBER
8-53726

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10178 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JASON HAUF, CONTROLLER 203-618-2698
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

TWO WORLD FINANCIAL CENTER (Address) NEW YORK (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/20

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RBS Securities Corporation (the "Company") as of December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jason Hauf 2/27/08
Jason Hauf Date
Controller

Subscribed and sworn to before me,
this 27th day of February 2008

Nelsy E. Urban
Notary Public

Nelsy E. Urban
My Commission Expires 7/31/2012

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

RBS SECURITIES CORPORATION
d/b/a RBS Greenwich Capital
(S.E.C. I.D. No. 8-53726)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

RBS SECURITIES CORPORATION

TABLE OF CONTENTS

Deloitte.

Deloitte Tax LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBS Securities Corporation:

We have audited the accompanying statement of financial condition of RBS Securities Corporation (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Corporation at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

RBS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 59,810,842
Receivable from affiliate	1,621,272
Interest receivable	40,083
Income tax receivable from affiliate	13,676,803
Receivable from customers	1,875,250
Fixed assets, net of accumulated depreciation of $102,982	69,721
Other assets	58,527
Total Assets	$ 77,152,498
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses and other liabilities	$ 12,384,180
Payable to affiliate	1,285,095
Total Liabilities	13,669,275
STOCKHOLDER'S EQUITY	
Common stock, no par value, 2,500 shares authorized, 100 shares issued and outstanding	-
Additional paid in capital	5,000,000
Retained earnings	58,483,223
Total Stockholder's Equity	63,483,223
Total Liabilities and Stockholder's Equity	$ 77,152,498

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

RBS Securities Corporation ("RBSSC", or the "Company") d/b/a RBS Greenwich Capital is an indirect wholly-owned subsidiary of The Royal Bank of Scotland Group, plc (the "Group"). RBSSC primarily acts as agent in loan syndications on behalf of the Group and engages in investment advisory and private placement activity.

RBSSC is a Securities and Exchange Commission ("SEC") registered broker-dealer and is a registered securities broker-dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
RBSSC has defined cash equivalents as highly liquid investments including overnight time deposits with original maturities of three months or less. All cash is on deposit with a major money center bank.

Income Taxes
RBSSC accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. RBSSC is included in the consolidated U.S. Federal income tax return of NatWest Group Holdings Corporation ("NWGHC") and in the consolidated state and local income tax returns of RBS CBFM North America Corporation ("NA Corp").

At January 1, 2007, RBSSC adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized under FASB No. 109. Pursuant to FIN 48, a tax benefit is recognized if a position is more likely than not to be sustained. FIN 48 provides guidance on de-recognition, classification, interest and penalties and also establishes disclosure requirements to enhance transparency of tax reserves. The adoption of FIN 48 did not have a material impact to RBSSC's statement of financial condition.

Fixed Assets
RBSSC's fixed assets are comprised primarily of furniture, equipment and leasehold improvements which are depreciated on a straight line basis over their estimated useful lives ranging between three and seven years. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease.

Continued

3. Net Capital

As a registered Broker-Dealer, RBSSC is subject to the net capital rules of the SEC (Rule 15c3-1).

Under the SEC's "Uniform Net Capital Rule," RBSSC has elected to compute its minimum net capital using the alternative method. As such, RBSSC is required to maintain minimum net capital of the greater of 2% of aggregate debit items or $250,000.

At December 31, 2007, RBSSC had regulatory net capital of $36,330,725, which was $36,080,725 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(i) of the Rule.

4. Income Taxes

RBSSC settles the income tax provision with NA Corp by agreement through intercompany accounts. At December 31, 2007, the amount receivable by RBSSC from NA Corp for income taxes was $13,676,803 and is included in "Income tax receivable from affiliate".

As part of an audit of the consolidated federal corporate income tax filing of NWGHC which began in 2007, RBSSC is under audit by the Internal Revenue Service (2004-2005). New York State ("NYS") is currently conducting an examination of the NWGHC NYS combined income tax returns, which includes RBSSC, for the 1999-2002 tax years. The Company is currently not subject to any other audits at the state level. The statute of limitations for other states remains open for 2003 forward.

5. Related Party Transactions

Pursuant to service agreements, the Royal Bank of Scotland plc New York Branch ("RBS NY"), Greenwich Capital Markets, Inc. ("GCM") and RBS North America Services, Inc. ("NAS") provide certain operating and other administrative support services to RBSSC. Such services include finance, technology, legal, human resources, and other administration.

Additionally, eligible employees of the Company participate in a qualified defined contribution 401(k) plan and a defined benefit pension plan sponsored by RBS NY.

6. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires RBSSC to report the fair value of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. At December 31, 2007, all financial instruments, including receivables and payables, on the Company's statement of financial condition are carried at fair value or at amounts that approximate fair value.

Deloitte.

Deloitte Tax LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

RBS Securities Corporation
101 Park Avenue
New York, New York 10178

Dear Sirs:

In planning and performing our audit of the financial statements of RBS Securities Corporation (the "Company") for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END